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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-21335
                            Washington, D.C. 20549
                                                                   Cusip Number
                                                                     366033108
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
            [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                 For Period Ended:   December 31, 1997
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------


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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I, Item 1, Part II, Items 6, 7 and 8; Part IV, Item 14(a) and Exhibit 23.1 (Consent of Ernst & Young LLP) and Exhibit 27.1 (Financial Data Schedule) of
Item 14(c)
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PART I - REGISTRANT INFORMATION


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Full Name of Registrant

GARGOYLES, INC.
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Address of Principal Executive Office (Street and Number)

20121 48th Avenue West
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City, State and Zip Code

Lynnwood, Washington 98036
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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and



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[X]     (c)    The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.
_______________________________________________________________________________

PART III -- NARRATIVE
_______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:


     The information required by Item 1 of Part I, Items 6, 7 and 8 of Part II and Item 14(a) of Part IV of Form 10-K and Exhibit 23.1 (Consent of Ernst & Young LLP) and Exhibit 27 (Financial Data Schedule) of Item 14(c) have not been filed with the registrant's report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K").

     The registrant has experienced significant management turnover since December 31, 1997. The registrant's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Senior Vice President, Sales, as well as its Controller and its only financial analyst left the Company in the first quarter of 1998. The registrant hired a new Controller in March 1998. The registrant appointed Leo Rosenberger as Chief Executive Officer and Chief Financial Officer and Cynthia Pope as Vice President and General Counsel in February 1998.

     New management has had difficulty gathering and evaluating information needed to prepare the financial statements, and recent developments in the registrant's business and review of financial records have resulted in complexities that have required extensive analysis. In addition, information affecting the financial statements and other disclosures in the 1997 10-K was received by management from third parties in late March 1998. In addition, the registrant has been engaged in negotiations with its bank concerning restructuring its credit facility, and reached an agreement in principle with the bank on March 31, 1998.

     The terms of the restructured credit facility will require substantial analysis to determine its effects on the financial statements and other disclosure in the 1997 10-K. The registrant has not had sufficient opportunity to complete the analysis of the revised terms of its restructured credit facility and other information necessary to determine its effect on the financial statements or other disclosures in the 1997 10-K in order to complete a timely filing.

_______________________________________________________________________________

PART IV -- OTHER INFORMATION
_______________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification

Name: Cynthia Pope, Vice President, General Counsel and Corporate Secretary Telephone Number: (425) 921-3600 ext. 3404
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     (2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                         X  Yes       No
                                                               ---       ---

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            X  Yes       No
                                                              ---       ---

    The registrant estimates that net sales increased from $33.1 million in 1996 to approximately $41 million in 1997, and net loss for 1997 was approximately $14.4 million or $1.94 per share, compared with a net loss of $2.8 million, or $.47 per share, in 1996.

     Gargoyles, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 1998                By /s/ LEO ROSENBERGER
     --------------                  ------------------------------------------
                                     Leo Rosenberger, Chief Executive Officer


Exhibit 1 Letter dated March 31, 1998, from Ernst & Young LLP to Leo Rosenberger, CEO of Gargoyles, Inc.